Exhibit 12.2

ONEOK Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended June 30, 2009
(Unaudited)
	(thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$100,486
Other interest	10,637
Amortization of debt discount, premium and expense	1,116
Interest on lease agreements	2,838

Total Fixed Charges	115,077

Earnings before income taxes and undistributed income of equity method investees	220,708

Earnings available for fixed charges	$335,785

Ratio of earnings to fixed charges	2.92	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consist of interest charges capitalized and expensed, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.